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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    5)*

WM. WRIGLEY JR. COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

982526 10 5

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg
Two North LaSalle Street
Chicago, Illinois 60602

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 982526 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              William Wrigley, Jr.                  ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

              N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

              United States

7.	Sole Voting Power
		Has sole voting power over 38,440,550 shares of Common Stock and 24,705,570 shares of Class B Common Stock. Each share of Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible into Common Stock.
Number of

Shares	8.	Shared Voting Power 0

Beneficially

Owned by Each	9.	Sole Dispositive Power Has sole dispositive power over 27,313,898 shares of Common Stock and 19,029,400 shares of Class B Common Stock.

Reporting

Person	10.	Shared Dispositive Power Has shared dispositive power over 509,664 shares of Common Stock and 254,832 shares of Class B Common Stock.

With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

              63,146,120 of which 24,705,570 shares are Class B Common Stock convertible into Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

              20.9% of Common Stock; 59.5% of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 30.3% of the issued and outstanding Common Stock.

14.	Type of Reporting Person (See Instructions)

              IN

     Except as specifically amended hereby, all other provisions of Mr. Wrigley, Jr.’s Schedule 13D filed on April 8, 1999, as amended by Amendment Nos. 1-4, remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 4. Purpose of the Transaction.

     Mr. Wrigley, Jr. has no present intention to purchase any additional shares of Common Stock or Class B Common Stock; however, depending on market conditions and other relevant factors (including constraints imposed by Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a result of the contemplated sales described in the next paragraph), he may purchase additional shares of Common Stock and/or Class B Common Stock on the open market or pursuant to one or more privately negotiated transactions, on such terms and at such times as he considers desirable. Mr. Wrigley, Jr. may determine to continue to hold the shares of Common Stock and Class B Common Stock beneficially owned by him, or may determine, from time to time, to dispose of a portion of such shares.

     In this regard, on May 1, 2003, Mr. Wrigley, Jr. established a plan (the “Plan”) to sell a portion of the shares of Common Stock beneficially owned by him and held in various trusts for the benefit of Mr. Wrigley, Jr. and members of his family. The Plan, which is intended to qualify under Rule 10b5-1 promulgated under the Exchange Act, contemplates the sale by these family trusts of up to an aggregate of $43.6 million of the Company’s Common Stock over the next three months and vests an unaffiliated third party with discretionary authority to determine the timing, price and other specific terms of each sale transaction. The Plan does not contemplate the sale of any shares of the Company’s Class B Common Stock. Undertaken to diversify the family trusts’ holdings of Company stock in an orderly manner, the Plan will expire on July 31, 2003, unless terminated earlier in accordance with the Plan’s terms. The shares covered by the Plan represent no more than approximately 2.3 percent of Mr. Wrigley, Jr.’s beneficial ownership of the Company’s Common Stock, 0.3 percent of his total voting power in the Company, and 0.5 percent of the Company’s total outstanding shares of Common Stock.

     Except as set forth in this Item 4, Mr. Wrigley, Jr. does not have any plans or proposals that relate to or would result in any of the matters identified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)  Mr. Wrigley, Jr. is the beneficial owner (prior to the disclaimer of beneficial interest as described herein) of 38,440,550 shares of Common Stock, representing 20.9% of the issued and outstanding shares of Common Stock, and 24,705,570 shares of Class B Common Stock, representing 59.5% of the issued and outstanding shares of Class B Common Stock. Of these Shares, Mr. Wrigley, Jr. disclaims any beneficial interest in 30,961,630 shares of Common Stock and 17,845,239 shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share, are subject to restrictions on transfer and are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B) under the Securities Exchange Act of 1934, Mr. Wrigley is deemed to beneficially own 63,146,120 shares of Common Stock, representing 30.3% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Wrigley, Jr. of the shares of Class B Common Stock. The ownership percentages set forth herein are based upon 183,661,522 shares of Common Stock and 41,537,206 shares of Class B Common Stock outstanding as of January 15, 2003, as reported in the Company’s Form 10-K for the fiscal year ended December 31, 2002.

     (b)  The number of shares as to which Mr. Wrigley, Jr. has the sole power to vote or to dispose, or the shared power to vote or to dispose is as follows:

Sole voting power:	38,440,550 shares of Common Stock
24,705,570 shares of Class B Common Stock

Shared voting power:	0

Sole dispositive power:	27,313,898 shares of Common Stock
19,029,400 shares of Class B Common Stock

Shared dispositive power:	509,664 shares of Common Stock
254,832 shares of Class B Common Stock

     (c)  None.

     (d)  A number of individuals and entities, including Mr. Wrigley, Jr., have an economic interest in and the right to receive dividends from, or the proceeds from the sale of, such Shares as beneficiaries of various trusts over which Mr. Wrigley, Jr. is a trustee or co-trustee and as beneficial owners or otherwise.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Wrigley, Jr. entered into an agreement with Santa Catalina Island Company, a Delaware corporation, effective as of December 28, 2001, pursuant to which Mr. Wrigley, Jr. holds an irrevocable proxy to vote the 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock owned by Santa Catalina Island Company (or certain permitted transferees). Mr. Wrigley, Jr. does not have investment or dispositive power over such Shares. The irrevocable proxy granted to Mr. Wrigley, Jr. is of indeterminate duration (depending on the occurrence of certain events). In addition, pursuant to the agreement, Mr. Wrigley, Jr. has the right to purchase at the then current market price any shares Santa Catalina Island Company (or certain permitted transferees) intends to sell.

     Pursuant to an agreement effective as of September 25, 2002, Mr. Wrigley, Jr. holds irrevocable proxies to vote an aggregate of 9,656,988 shares of Common Stock and 4,941,338 shares of Class B Common Stock owned by certain trusts. Mr. Wrigley, Jr. does not have the right to direct the sale, exchange or disposition of the Shares held by such trusts. The irrevocable proxies granted to Mr. Wrigley, Jr. terminate on September 25, 2005.

     As further described in Item 4 above, on May 1, 2003, Mr. Wrigley, Jr. established a Plan to sell a portion of the shares of Common Stock beneficially owned by him and held in various trusts for the benefit of Mr. Wrigley, Jr. and members of his family. The Plan, which is intended to qualify under Rule 10b5-1 promulgated under the Exchange Act, contemplates the sale by these family trusts of up to an aggregate of $43.6 million of the Company’s Common Stock over the next three months and vests an unaffiliated third party with discretionary authority to determine the timing, price and other specific terms of each sale transaction. The Plan will expire on July 31, 2003, unless terminated earlier in accordance with its terms.

Item 7. Exhibits.

     1.     Irrevocable Proxy, dated December 31, 2001, executed by Santa Catalina Island Company in favor of William Wrigley, Jr. (incorporated by reference to Amendment No. 3 to William Wrigley, Jr.’s Schedule 13D filed on January 7, 2002).

     2-9.   Irrevocable Proxies, dated September 25, 2002, executed by William J. Hagenah, Jr. as trustee of the trusts named therein in favor of William Wrigley, Jr. (incorporated by reference to Amendment No. 4 to William Wrigley, Jr.’s Schedule 13D filed on September 27, 2002).

     10.     Securities Sales Program adopted by William Wrigley, Jr. on May 1, 2003.

     11.     Trading Agreement, dated as of May 1, 2003, between William Wrigley, Jr. and Chicago Analytic Capital Management, LLC.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: May 1, 2003

/s/ William Wrigley, Jr. —————————————————— William Wrigley, Jr.